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                               June 16, 2021

       Shannon Masjedi
       Chief Executive Officer
       Pacific Ventures Group, Inc.
       117 West 9th Street, Suite 316
       Los Angeles, California 90015

                                                        Re: Pacific Ventures
Group, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 10, 2021
                                                            File No. 333-253846

       Dear Ms. Masjedi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       Exhibits

   1. Please file the Securities Purchase Agreement and the Convertible Promissory Note
                                                        related to the Tysadco
Financing as exhibits to your registration statement.
   2. Please have counsel revise the opinion to include the number of shares offered in your primary offering.
Please also have counsel opine on the resale shares being offered by your Selling Security
Holder.
       General

   3. In your next amendment please include the number of shares being offered and the fixed price for the
shares. Please also include the fixed price for the shares being offered
 Shannon Masjedi
Pacific Ventures Group, Inc.
June 16, 2021
Page 2
         by your Selling Security Holder.
       Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397
with any questions.



FirstName LastNameShannon Masjedi                       Sincerely,
Comapany NamePacific Ventures Group, Inc.
                                                        Division of Corporation
Finance
June 16, 2021 Page 2                                    Office of Manufacturing
FirstName LastName